EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

						Three Months Ended
	Year Ended December 31,					March 31,
(in Thousands)	2005	2006	2007	2008	2009	2010

Earnings from continuing operations before non-controlling interest or tax	(28,780)	(25,141)	(16,534)	(61,361)	(75,695)	(16,788)
Capitalized Interest	(883)	(5,003)	(4,614)	(2,655)	(1,076)	(25)
Depreciation of capitalized interest	30	241	262	69	66	0
Non-controlling interest	(441)	(231)	(160)	(311)	(60)	35

Earnings before fixed charges	(30,074)	(30,134)	(21,045)	(64,259)	(76,765)	(16,777)

Fixed Charges
Interest expense includes discontinued operations	15,767	51,427	79,403	102,675	125,903	26,855
Capitalized Interest includes discontinued operations	883	5,383	4,765	2,655	1,076	25

Total Fixed Charges	16,650	56,810	84,168	105,330	126,979	26,880

Total Earnings & Fixed Charges	(13,424)	26,676	63,123	41,072	50,214	10,102

Ratio of earnings to fixed charges	0.00	0.47	0.75	0.39	0.40	0.38
Deficiency	$(30,074)	$(30,134)	$(21,045)	$(64,259)	$(76,765)	$(16,777)